UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Focus Media Holding Limited

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary

Receipts, each representing five Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

34415V109 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central, Hong Kong, China (852) 2509 3228	With a copy to: Hillel T. Cohn, Esq. Morrison & Foerster LLP Suite 3500 555 West Fifth Street Los Angeles, USA 90013 (213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34415V109

1	Name of Reporting Person Fosun International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 111,078,220 (1)

	8	Shared Voting Power 0 (2)

	9	Sole Dispositive Power 111,078,220 (1)

	10	Shared Dispositive Power 0 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 111,078,220 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.75% (3)

14	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is number of Ordinary Shares, par value $0.00005 per share (“Ordinary Shares”). Fosun International Limited (“Fosun International”) holds 22,215,644 American Depositary Shares (“ADSs”), each representing 5 Ordinary Shares.

(2)   Fosun International is a party to a Voting Agreement, dated December 19, 2012, with the Separately Filing Group Members, among other parties, which agreement contains, among other things, certain voting agreements and limitations on the sale of Ordinary Shares owned by Fosun International and the Separately Filing Group Members.  As a result, Fosun International may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun International and the Separately Filing Group Members. Ordinary Shares listed as beneficially owned by Fosun International exclude shares held by any of the Separately Filing Group Members, in each case as to which Fosun International disclaims beneficial ownership.

(3)   Percentage calculated based on 663,037,486 Ordinary Shares outstanding, including 655,589,716 Ordinary Shares outstanding as of December 19, 2012, vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales International Limited (“Target Sales”), vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management Group Limited (“Target Management’) as reported in a Schedule 13D/A filed by the Separately Filing Group Members (as herein defined) with the Securities and Exchange Commission on December 21, 2012. Target Sales is 100% owned by JJ Media Investment Holding Limited (“JJ Media”). Each of JJ Media, Target Management and Top Notch Investments Holdings Ltd (“Top Notch”) is 100% owned by Jason Nanchun Jiang, the Chairman of the Board and Chief Executive Officer of the Issuer.

This Amendment No. 11 amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2008 (the “Original 13D”) by Fosun International Limited (“Fosun International”) with respect to Ordinary Shares, par value $0.00005 per share (the “Ordinary Shares”) and American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing five Ordinary Shares of Focus Media Holding Limited (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on December 24, 2008, Amendment No. 2 to the Original 13D filed on January 26, 2009, Amendment No. 3 to the Original 13D filed on January 30, 2009, Amendment No. 4 to the Original 13D filed on February 9, 2009, Amendment No. 5 to the Original 13D filed on February 20, 2009, Amendment No. 6 to the Original 13D filed on March 26, 2009, Amendment No. 7 to the Original 13D filed on September 21, 2010, Amendment No. 8 to the Original 13D filed on September 27, 2010, Amendment No. 9 to the Original 13D filed on July 7, 2011 and Amendment No. 10 to the Original 13D filed on July 19, 2011.  Unless otherwise stated herein, the Original 13D, as amended, remains in full force and effect and supercedes the Schedule 13G filed with the Securities and Exchange Commission on July 20, 2011, as amended by Amendment No. 1 to such Schedule 13G filed on February 13, 2012.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to ADSs, as evidenced by American Depositary Receipts, each representing five Ordinary Shares of the Issuer, a corporation organized under the laws of the Cayman Islands. The ADSs are listed on the NASDAQ Global Select Market under the symbol “FMCN.” The principal executive offices of the Issuer are located at Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is filed by Fosun International, a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”). The principal business address for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal businesses of Fosun International include: (i) insurance; (ii) pharmaceuticals and healthcare; (iii) property; (iv) steel; (v) mining; (vi) retail, services, finance and other investments; and (vii) asset management, which mainly operate through its subsidiaries. Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is controlled by Guo Guangchang. The place of organization, principal business address and principal business of Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Guo Guangchang and each director and executive officer of Fosun International, Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1.

Fosun International may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun International and the persons referred to on Schedule A attached hereto (the “Separately Filing Group Members”).  It is Fosun International’s understanding that the Separately Filing Group Members are filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act. Schedule A attached hereto sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or otherwise obtained from such persons.

During the last five years, neither Fosun International nor, to Fosun International’s knowledge, (a) any executive officer or director of Fosun International; (b) any person controlling Fosun International; or (c) any executive officer or director of any person ultimately in control of Fosun International been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

On December 19, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Giovanna Parent Limited, a Cayman Islands company (“Parent”) and Giovanna Acquisition Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger (the “Effective Time”), each of Issuer’s Ordinary Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$5.50 in cash without interest and net of any applicable withholding taxes, and each ADS issued and outstanding immediately prior to the Effective Time will represent the right to surrender the ADS in exchange for US27.50 in cash without interest and net of any applicable withholding taxes, other than certain excluded Ordinary Shares (including the ADS that represent such Ordinary Shares) including, without limitation, the Rollover Shares (defined below), which will be exchanged for ordinary shares of Giovanna Group Holdings Limited (“Holdco”), which indirectly owns 100% of the equity interests of Parent.  Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Issuer’s shareholders.

In connection with the Merger, Fosun International, Holdco and Parent entered into a Rollover Agreement, dated December 19, 2012 (the “Rollover Agreement”), pursuant to which Fosun International agreed, subject to certain conditions, to deliver to Parent an aggregate of 14,545,455 ADSs representing 72,727,275 Ordinary Shares (collectively, the “Rollover Shares”) for cancellation in connection with the closing of the Merger and subscribe for 174,084 ordinary shares of Holdco (the “Holdco Shares”).  Under the terms of the Rollover Agreement, Fosun International and Holdco shall negotiate in good faith the terms and conditions of a shareholders agreement relating to corporate governance and other matters concerning Holdco, provided that the terms and conditions shall be substantially consistent with the terms set forth in a schedule attached to the Rollover Agreement. The Rollover Agreement will terminate immediately upon the valid termination of the Merger Agreement.  This summary of the Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreement, which is attached hereto as Exhibit 99.11 and incorporated by reference in its entirety into this Item 4.

In connection with the Merger, Parent and certain shareholders of Issuer (each, a “Shareholder”), including Fosun International and the Separately Filing Group Members entered into a Voting Agreement, dated December 19, 2012 (the “Voting Agreement”).  Pursuant to the Voting Agreement, each Shareholder agreed to, among other things, vote or cause to be voted (including by proxy or written resolution, if applicable) its Ordinary Shares (including Ordinary Shares represented by ADSs) in favor of the approval of the Transactions and against, among other matters, any competing acquisition proposal, at any meeting of the Issuer’s shareholders.  Also pursuant to the Voting Agreement, each Shareholder appointed Parent, and any designee of Parent, as its proxy and attorney-in-fact, with full power of substitution, to vote or cause to be voted (including by proxy or written resolution, if applicable) its Ordinary Shares (including Ordinary Shares represented by ADSs) in connection with the matters contemplated by and in compliance with the express provisions of the Voting Agreement.  Each Shareholder further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any Ordinary Shares it holds, except as provided in the rollover agreement to which it is party.  The obligations under the Voting Agreement terminate upon the earlier to occur of (a) the closing of the Merger or (b) the date of termination of the Merger Agreement.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.12 and incorporated by reference in its entirety into this Item 4.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Rollover Agreement and the Voting Agreement, Fosun International currently has no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Fosun International may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the ADSs beneficially owned by Fosun International, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that Fosun International will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)   See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of December 21, 2012.

(b)   See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of December 21, 2012 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Schedule A attached hereto sets forth, as of the date hereof, the sole and shared voting and dispositive power of each Separately Filing Group Member and the percentage of the total number of Ordinary Shares outstanding beneficially owned by each Separately Filing Group Member.  All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or otherwise obtained from such persons.

Fosun International disclaims beneficial ownership of the shares held by any of the Separately Filing Group Members. The filing of this Amendment No. 11 to Schedule 13D shall not be constructed as an admission that Fosun International is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any of the Separately Filing Group Members.

(c)   There were no transactions in the ADS that were effected during the past 60 days by Fosun International.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as otherwise disclosed herein, in the Original Schedule 13D, as amended, the Rollover Agreement, and the Voting Agreement, to the best knowledge of Fosun International, there are no contracts, arrangements, understandings or relationships among Fosun International and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Description

99.1	List of directors and executive officers of Fosun International, persons controlling Fosun International and executive officers and directors of persons in control of Fosun International.
99.2

Information regarding transactions in Focus Media ADSs by Fosun International during the 60 days prior to the filing of the Original 13D (incorporated herein by reference to Exhibit 99.2 to the Original 13D filed on December 23, 2008 by Fosun International with the Commission).

99.3

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 1 and Amendment No. 2 to the Original 13D (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 to the Original 13D filed on January 26, 2009 by Fosun International with the Commission).

99.4

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 2 and Amendment No. 3 to the Original 13D (incorporated herein by reference to Exhibit 99.4 to Amendment No. 3 to the Original 13D filed on January 30, 2009 by Fosun International with the Commission).

99.5

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 3 and Amendment No. 4 to the Original 13D (incorporated herein by reference to Exhibit 99.5 to Amendment No. 4 to the Original 13D filed on February 9, 2009 by Fosun International with the Commission).

99.6

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 4 and Amendment No. 5 to the Original 13D (incorporated herein by reference to Exhibit 99.6 to Amendment No. 5 to the Original 13D filed on February 20, 2009 by Fosun International with the Commission).

99.7

Information regarding purchases of Focus Media ADSs by Fosun International since the filing of Amendment No. 5 and Amendment No. 6 to the Original 13D (incorporated herein by reference to Exhibit 99.7 to Amendment No. 5 to the Original 13D filed on February 20, 2009 by Fosun International with the Commission).

99.8

Securities Repurchase Agreement, dated as of September 20, 2010, between the Issuer and Fosun International (incorporated by reference to Exhibit 99.8 to Amendment No. 9 to the Original 13D filed on July 7, 2011 by Fosun International with the Commission).

99.9

Securities Repurchase Agreement, dated as of July 6, 2011, between the Issuer and Fosun International (incorporated by reference to Exhibit 99.9 to Amendment No. 9 to the Original 13D filed on July 7, 2011 by Fosun International with the Commission).

99.10

Placing Agreement, dated as of July 6, 2011, between Fosun International and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.10 to Amendment No. 9 to the Original 13D filed on July 7, 2011 by Fosun International with the Commission).

99.11	Rollover Agreement, dated December 19, 2012.
99.12	Voting Agreement, dated December 19, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2012

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director

Schedule A

Certain Information Regarding the Separately Filing Group Members

Separately Filing Group Members	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Percent of Class (1)

Jason Nanchun Jiang	0		128,824,200	(2)	0		128,824,200	(2)	19.43	%(6)

JJ Media Investment Holding Limited	118,392,525	(3)	6,065,005	(4)	118,392,525	(3)	6,065,005	(4)	18,77	%(6)

Top Notch Investments Holdings Ltd	500,000		0		500,000		0		0.08	%(6)

Target Sales International Limited	6,065,005	(4)	0		6,065,005	(4)	0		0.91	%(6)

Target Management Group Limited	3,866,670	(5)	0		3,866,670	(5)	0		0.12	%(6)

(1)         Percentage is based on aggregate amount beneficially owned according to sole and shared voting and dispositive power.

(2)         Includes 118,392,525 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investment Holding Limited (“JJ Media”) in the form of ADSs; 500,000 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by Top Notch Investments Holdings Ltd (“Top Notch”) in the form of ADSs, 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales International Limited (“Target Sales”); vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management Group Limited (“Target Management’). Target Sales is 100% owned by JJ Media. Each of JJ Media, Target Management and Top Notch is 100% owned by Jason Nanchun Jiang, the Chairman of the Board and Chief Executive Officer of the Issuer.

(3)         Includes 118,392,525 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media in the form of ADSs.

(4)         Includes 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales.

(5)         Includes vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management.

(6)         Percentage calculated based on 663,037,486 Ordinary Shares outstanding, including 655,589,716 Ordinary Shares outstanding as of December 19, 2012, vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales, vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management as reported in a Schedule 13D/A filed by the Separately Filing Group Members with the Securities and Exchange Commission on December 21, 2012.